Exhibit 1

NEWS RELEASE

For Immediate Release

Contact:

Mark Harnett

MacKenzie Partners, Inc.

(212) 929-5877

FIVE NEW DIRECTORS –– A FRESH START AT INSITUFORM

Thursday, May 14, 2008, New York, New York —Water Asset Management announced today that it has issued the following open letter to stockholders of Insituform Technologies, Inc. (NASDAQ: INSU):

To Our Fellow Stockholders of

Insituform Technologies, Inc.:

At Insituform’s Annual Meeting – only three business days away – stockholders will make a decision critical to the value of our investments in the company.

Over the past months, we have spoken with many of you. We appreciate the substantial support and encouragement from our fellow investors – many of you long-suffering stockholders.

Your message is unmistakable – Insituform stockholders both large and small are frustrated by the incumbent Board’s disappointing track record of failed acquisitions, missed opportunities and lack of strategic vision.

Shareholders are demanding a change.

The Incumbent Board Has Been Asleep at the Wheel

Suddenly, in the midst of a proxy contest that threatens to replace them, the incumbent board has awakened. They’ve announced a new business plan and a new CEO. According to independent proxy advisory firm PROXY Governance, Inc.:

“what the board has offered shareholders in this election is little more than the promise that – unlike the other strategic plans with [new CEO] Burgess’ three predecessors – this time the board has gotten it right, hired the right CEO, and is on the verge of delivering sustainable improvement in shareholder value.”    (May 12, 2008)

Their Three Chief Weapons are Fear, Uncertainty and Doubt (FUD)

Throughout this proxy contest, the incumbent directors have sought to hide their own abysmal record behind absurd claims about Water Asset Management and our Stockholder Nominees. They’ve said that we don’t have a business plan for the company and even that we threaten the future value of your investment in Insituform.

Not surprisingly, PROXY Governance, Inc. sees through management’s FUD. PROXY Governance understands our strategic plan for the company, and also understands that stockholders have suffered mightily while the incumbent board has been asleep at the wheel:

“Structurally, there are few striking differences between the strategic plans proposed by the company and the dissidents. What is striking, however, is that it took a sudden 90% drop in profits, and the destruction of more than four years of share price appreciation, before the board identified the need for a strategic plan to mitigate business cycles by diversifying revenues, balancing geographic market exposure, developing a more adaptive cost structure, and implementing cross-sell and market-adjacency growth strategies. We recognize that the company’s financial performance was generally improving through 2006, and that share prices – despite substantial swings – increased by more than 40% over the four years prior to a disastrous 2007. Given the prominent role of “industry cycles” in the company’s explanation of 2007 results, however, and the extensive strategic weaknesses which its turnaround plan has identified, we question – as we believe any long-term shareholder would question – whether those pre-2007 results were achieved due to, or despite, the guidance of the incumbent board.”    (May 12, 2008)

The Incumbent Board’s Record Speaks For Itself

POOR STOCK PERFORMANCE: Insituform’s shares have lost 13.2% of their value over the past five years, while the Company’s two handpicked indexes for comparison have increased in value by 391.7% and 224.0%, respectively.1

POOR EXPENSE CONTROL: As recently as Q1 2008, gross margin remained well below historical levels, and operating expenses were still greater than analyst expectations, even after accounting for proxy related expenses.

INADEQUATE INTERNATIONAL SALES GROWTH: The incumbent Board references operations in “40 markets,” including North America (2 countries) and Europe (perhaps 10 countries), which implies, based on the incumbent Board’s recent presentation, that sales in “rest of world” (approximately 28 countries) totaled a paltry $2 million in 2007.

MISSED OPPORTUNITY TO GROW TITE LINER: Tite Liner sales have barely grown in the last 3 years despite the unprecedented boom in mining and oil and gas spending.

Vote the BLUE Card Today to Ensure Change at Insituform

Even the incumbent board seems to have awakened to the obvious need for change. Yet the simple fact is that the board’s platform – yet another business plan and yet another CEO – only surfaced after we began our public campaign to drive change at the company.

In order to ensure that change comes to Insituform, stockholders need new directors who have been committed from the outset to a program of change, not the old crowd of directors that for so long has been asleep at the wheel.

Vote the BLUE Card Today via Telephone or Internet

SPECIAL REMINDER: Given the company’s “stockholder unfriendly” scheduling of the meeting for 8 a.m. local time on Monday May 19th, you should take immediate steps to have your proxy processed by Friday afternoon May 16th in order to ensure your vote is received in time to be counted at the meeting.

Please feel free to call us directly, or call our proxy advisors, MacKenzie Partners, Inc., at any time for further information at (800) 322-2885.

Very truly yours,

/s/ Matthew J. Diserio	/s/ Disque D. Deane Jr.
Matthew J. Diserio	Disque D. Deane Jr.

1	Represents total return for calendar years 2003 through 2007. The Company’s handpicked indexes are identified in the Company’s Form l0-K and in Water Asset Management's proxy statement, filed March 10, 2008 and April 22, 2008, respectively, with the Securities and Exchange Commission.

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May 14, 2008

Biographies of Our Nominees

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Nickolas W. Vande Steeg is a former President of Parker-Hannifin Corp., having held a variety of executive and operating management positions over a 35 year career with that company. Parker Hannifin is widely considered one of the best managed and most efficient companies in the S&P 500. Mr. Vande Steeg has substantial experience in successfully implementing “lean” business practices in a large global enterprise and will provide significant leadership and insight to make the Company more efficient, flexible and competitive.

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Senator Alfonse M. D’Amato offers a wealth of experience in governmental and international affairs on the federal, state and municipal levels. Municipal wastewater markets are the primary focus of the Company’s US marketing efforts for rehabilitation projects, and we believe Senator D’Amato’s experience, insight, and relationships will be invaluable.

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Matthew J. Diserio and Disque D. Deane Jr. are President and Chief Investment Officer, respectively, of Water Asset Management, which invests exclusively in water-related companies globally. In addition to vast experience in the water industry, Messrs. Deane and Diserio will bring to the Board significant financial experience. We believe their financial and water industry experience and contacts will be an important addition to the new Board’s expertise in the current financial environment, where creative approaches to financing municipal projects can provide a critical competitive advantage.

•

Richard Onses is a water industry consultant based in Barcelona, Spain and specializing in water utilities and water infrastructure projects. He formerly headed business development at Sociedad General de Aguas de Barcelona, SA, a large European water company, and has operated water and waste water assets on three continents. Given the growth of the Company’s international operations, we believe that Mr. Onses’ international experience and contacts in the water industry will be a valuable addition to the Board.

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